貝克・麥堅時律師事務所

[redacted]

08003877

RECEIVED

2008 JUL 21 A 11: 2

Central, Hong Kong SAR

香港中環
夏愨道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

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Washington, DC

July 17, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Division of Corporation Finance
- International Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated July 3, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1607 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

PROCESSED
JUL 23 2008
THOMSON REUTERS

7/21

Chun-Hui Lin / Ingrid Chiu

Encl.

Annex 1

**A List of Documents Made Public
in connection with the Listing since last submission on July 3, 2008:**

1. Overseas Regulatory Announcement – Power Generation for the First Half Year of 2008 and Progress of Projects, released on July 15, 2008;
2. Overseas Regulatory Announcement – Expected Loss for the First Half Year of 2008, released on July 15, 2008.

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

*(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "**PRC**"))*

(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT

POWER GENERATION FOR THE FIRST HALF YEAR OF 2008 AND PROGRESS OF PROJECTS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1. Power Generation

As at 30 June 2008, the power generated by Huadian Power International Corporation Limited* (the "**Company**") and its subsidiaries (together the "**Group**") for the first half year of 2008 is 47.61 million MWh calculated on the same basis as the consolidated financial statement of the Group, representing an increase of 64.77% compared with the power generated during the same period last year, and the on-grid electricity sold is 44.30 million MWh, representing an increase of 64.59% compared with the on-grid electricity sold during the same period last year. The utilization hour is 2,597 hours, representing an increase of 372 hours compared with the utilization hour during the same period last year.

The growth of power generation was mainly attributable to the continuous increase in demand for power in the regions served by the Group and the power generated by the Group's newly constructed generating units which commenced operations in 2007.

The table below shows the amount of power generation and the on-grid electricity sold by the Group as at 30 June 2008.

Name of plants/companies	Installed Capacity (MW)	Shareholding (Note 1)	Power Generation (million MWh))	On-grid electricity sold (million MWh)	Nature of enterprises
Zouxian Plant	2, 540	100%	7. 86	7. 43	Power plant of the Company
Shiliquan Plant *(Note2)*	740	100%	2. 57	2. 38	Power plant of the Company
Laicheng Plant	1, 200	100%	3. 57	3. 36	Power plant of the Company
Huadian Zouxian Power Generation Company Limited	2, 000	69%	5. 28	4. 97	Subsidiary
Huadian Qingdao Power Generation Company Limited *(Note 2)*	1, 200	55%	3. 39	3. 11	Subsidiary
Huadian Weifang Power Generation Company Limited	2, 000	45%	4. 70	4. 40	Subsidiary
Huadian Zibo Power Company Limited	433	100%	1. 38	1. 21	Subsidiary
Huadian Zhangqiu Power Generation Company Limited	890	87. 5%	2. 44	2. 25	Subsidiary
Huadian Tengzhou Xinyuan Power Company Limited	930	89. 255%	2. 72	2. 51	Subsidiary
Sichuan Guangan Power Generation Company Limited	2, 400	80%	3. 47	3. 21	Subsidiary
Huadian Xinxiang Power Generation Company Limited	1, 320	90%	3. 03	2. 84	Subsidiary
Huadian Ningxia Lingwu Power Generation Company Limited	1, 200	65%	4. 34	3. 96	Subsidiary
Anhui Huadian Suzhou Power Generation Company Limited	1, 200	97%	2. 82	2. 64	Subsidiary
Huadian Ningxia Ningdong Wind Power Company Limited	45	100%	0. 03	0. 03	Subsidiary
The Group			47. 61	44. 30	

Note 1: The Company's shareholdings in all power plants and subsidiaries were calculated up to 30 June 2008.

Note 2: As at May 2008, the Group closed down 280 MW generating unit of Shiliquan Plant and 35 MW generating unit of Huadian Qingdao Power Generation Company Limited respectively.

2. Progress of Projects

The first generating unit with a capacity of 660MW in Phase I of the new Project of Anhui Huadian Wuhu Power Generation Company Limited, a subsidiary of the Group, completed the 168-hour trial operation at full loaded capacity as required by the PRC national regulations on 24 June 2008.

The 2×300MW coal-fired power generating unit in Phase I of the Project of Henan Luohe Thermal Power Plant and 300MW wind power generating project of Inner Mongolia Tongliao Beiqinghe Wind Power Plant invested by the Group have recently been approved by the National Development and Reform Commission and have officially commenced construction.

The 49.5 MW wind power generating project in Phase I of Huadian Kailu Yihetala (West) Wind Power Plant invested by the Group has recently been approved by the Inner Mongolia Autonomous Region Development and Reform Commission and has officially commenced construction.

Under the policy of "Developing generating units with large capacity and cutting generating units with small capacity", the Company has recently received the reply letter from the National Development and Reform Commission permitting the commencement of the preliminary work for the 2×300MW heat and electricity co-generating project of Huadian Zibo Thermal Power Company Limited invested by the Group.

As at the date of the announcement, the total installed capacity controlled or invested by the Company amounts to 22,335.2 MW; and the interested installed capacity of the Company amounts to 16,649.4 MW.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Yun Gongmin (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executiveDirector), Meng Fanli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Chu Yu (Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Ding Huiping (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC

15 July 2008

* *For identification only*

華電國際電力股份有限公司

Huadian Power International Corporation Limited *

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT

EXPECTED LOSS FOR THE FIRST HALF YEAR OF 2008

This announcement is made pursuant to Rule 13.09(1) and Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

I. EXPECTED RESULTS OF THE PERIOD:

1. Period to which the expected results apply: 1 January 2008 to 30 June 2008

2. Expected results: loss
   Based on the preliminary estimation made by the Company's finance department, a net loss is expected for the first half year of 2008.

3. The expected results have not been reviewed nor audited by certified public accountants.

II. RESULTS FOR THE CORRESPONDING PERIOD OF THE PREVIOUS YEAR:

1. Net profit: RMB 546,408,000

2. Earnings per share: RMB0.091

III. CAUSES FOR EXPECTED LOSS:

The price of coal purchased by the Company has increased significantly since 2008 while no adjustment on tariffs has been made for the same period accordingly. As a result, a net loss is expected for the first half year of 2008.

Details of the Company's operating results will be disclosed in the 2008 Interim Report. Potential investors and shareholders should exercise caution when dealing in the shares of the Company.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Yun Gongmin (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Meng Fanli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Chu Yu (Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Ding Huiping (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
15 July 2008

* *For identification only*

END